Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 14 DATED FEBRUARY 17, 2017
TO THE PROSPECTUS DATED JULY 12, 2016

This document supplements, and should be read in conjunction with, our prospectus dated July 12, 2016, as supplemented by Supplement No. 11 dated December 22, 2016, Supplement No. 12 dated January 12, 2017 and Supplement No. 13 dated February 1, 2017. Unless otherwise defined herein, defined terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose certain changes regarding the terms of the underwriting compensation payable with respect to our Class T shares.

Changes to Our Class T Shares

The following disclosure regarding our Class T shares amends, supplements and qualifies the applicable disclosure in the following sections of our prospectus: “Questions and Answers About this Offering,” “Prospectus Summary—Class A, Class I, Class N and Class T Shares of Common Stock,” “Description of Capital Stock—Common Stock—Class T Shares,” “Plan of Distribution—Underwriting Compensation—Dealer Manager Fee—Class T Shares,” and “Plan of Distribution—Underwriting Compensation—Limitations on Underwriting Compensation—Class T Shares” and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:

We have revised the terms of the underwriting compensation payable with respect to our Class T shares as follows:

Dealer Manager Fee: We will pay our dealer manager an up-front dealer manager fee equal to 2.5% of the NAV per Class T share sold in this offering.

Distribution Fee; Limitations on Underwriting Compensation: We will continue to pay a distribution fee that accrues daily in an amount equal to 1/365th of 1% of the NAV per Class T share for outstanding Class T shares, which is payable monthly in arrears. However, we will cease to pay such distribution fee upon any of the following events, each of which we refer to as a “conversion event:” (i) a listing of our common stock on a national securities exchange, (ii) when a Class T share is no longer outstanding, either because it was redeemed by us or we otherwise repurchased such share or because of our merger or consolidation with or into another entity or other extraordinary transaction pursuant to which such share is exchanged for cash or other securities, , (iii) when total underwriting compensation from whatever source with respect to this offering exceeds 10% of the gross proceeds from the primary portion of the offering (based on the applicable time period prescribed by FINRA rules) or (iv) with respect to Class T shares held in a particular stockholder account, at the end of the month in which total underwriting compensation from whatever source, including dealer manager fees, selling commissions, distribution fees and any other underwriting compensation paid to broker-dealers with respect to such Class T shares in the stockholder account is equal to 8.5% (or such lower percentage agreed between the Dealer Manager and a participating broker-dealer) of the total gross offering price of all the Class T shares purchased over time for such account in the primary portion of an offering. The primary portion of the offering does not include shares delivered to stockholders under our dividend reinvestment plan.

In the case of a Class T share purchased in the primary offering with a NAV per share equal to $13.21, an investor will pay an up-front selling commission of $0.40 (3% of the NAV per share) and an up-front dealer manager fee of $0.33 (2.5% of the NAV per share), for a total up-front purchase price of $13.94, and the maximum trailing distribution fee that may be paid over time with respect to that Class T share will equal approximately $0.45. We anticipate that the distribution fee will be payable with respect to the Class T shares in a particular stockholder’s account for approximately three years after the issuance of such shares. Increases or decreases in the NAV per Class

T share, as well as other currently unknown factors, could increase or decrease the length of time for which the distribution fee will be payable with respect to the Class T shares in a particular stockholder’s account.

Conversion of Class T Shares: Class T shares will automatically convert into Class N shares upon the occurrence of a conversion event.

All other terms regarding our Class T shares remain unchanged, including that we will continue to pay our dealer manager up-front selling commissions of up to 3% of the NAV per Class T share sold in the primary offering.

Changes to Estimated Maximum Underwriting Fees and Expenses

The table on page 206 of our prospectus under the heading “Plan of Distribution—Underwriting Compensation—Maximum Underwriting Fees and Expenses” is hereby deleted in its entirety and replaced with the following:
Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $2,100,000,000

Selling commissions	$63,000,000	3.0%
Dealer manager fee(1)	52,500,000	2.5
Distribution fee(2)	63,000,000	3.0
Other reimbursements(3)	31,500,000	1.5
Total	$210,000,000	10.0%

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1)
The dealer manager fee accrues daily in an amount equal to 1/365th of 0.55% of our NAV per share class for our Class A and Class I shares for such day. The dealer manager fee for our Class T shares is an up-front fee equal to 2.5% of the NAV per Class T share as of the date of purchase.

2)
The distribution fee accrues daily in an amount equal to 1/365th of 0.5% of the amount of our NAV for our Class A shares for each day, and 1/365th of 1% of the amount of our NAV for our Class T shares for each day. The numbers presented reflect that distribution fees are paid over a number of years, and as a result, can cumulatively increase above 0.5% and 1% for our Class A and Class T shares, respectively, over time. For purposes of this table only, we have assumed payment of a distribution fee on the Class T shares for three years. No distribution fee is payable on Class I shares.

3)
Other reimbursements consist primarily of (a) costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings and retail seminars sponsored by our dealer manager or participating broker-dealers, (c) commissions and non-transaction based compensation paid to registered representatives in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of our dealer manager in the performance of wholesaling activities, and (e) additional amounts incurred for gifts and business entertainment expenses. In no event shall any gifts for registered representatives be given that exceed an aggregate value of $100 per annum per individual or are preconditioned on achievement of a sales target. We will reimburse our dealer manager for these expenses to the extent permissible under applicable FINRA rules.

Amendment to Our Dealer Manager Agreement

The following amends and supplements all references in our prospectus to our dealer manager agreement:

On February 16, 2017, we entered into an amendment to the dealer manager agreement with our dealer manager to reflect the changes to the underwriting compensation payable with respect to our Class T shares as described under “Changes to our Class T Shares,” above.

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